Exhibit 4.3

PolyDoc Plc
26 Farringdon Street London EC4A 4AQ

(Registered in England No: 3217859)	19 August 1996

B K Mence Esq Colne Priory Earls Colne Colchester
Essex C06 2PG

Dear Mr Mence

Attached to this letter is a copy of your existing Service Agreement with PolyDoc NV which is to become a wholly owned subsidiary of this Company.

I am writing to confirm your appointment as Executive Chairman of PolyDoc Plc ("the Company") with effect from today's date. Such appointment shall, subject to any subsequent agreement in writing between you and the Company, be terminated by not less than six months notice in writing given by either of you or the Company to the other and, in addition, shall terminate upon either PolyDoc NV ceasing to be a subsidiary of the Company or upon your ceasing to be employed by PolyDoc NV. So long as you remain Executive Chairman of the Company the following provisions shall apply:

1.	The Company will procure that PolyDoc NV will comply with the terms of the attached Service Agreement as amended or varied by agreement.
2.	The Company will be entitled to enforce against you all the terms of the attached Service Agreement as varied or amended by agreement as though it had been party thereto together with PolyDoc NV.
3.	You will perform such duties and exercise such powers and discretions in relation to the Company and/or PolyDoc NV or their businesses as may from time to time reasonably be assigned to you or vested in you by the Board of Directors of the Company.

4.	Unless prevented by incapacity, illness or injury or with the prior agreement of the Board of Directors of the Company you will devote not less than four days a week to your duties and to the furtherance of the businesses and interests of the Company and PolyDoc NV.

5.	The Company shall reimburse you for all reasonable travelling, hotel, entertaining and other expenses which you may properly incur in the performance of your duties to the Company.

I also confirm that, although you will not be entitled to any remuneration from the Company for the period to 31 December 1996 over and above that to which you are entitled under the Service Agreement with PolyDoc NV, it is agreed that as from 1 January 1997 the Company shall, during the continuance of your appointment as Executive Chairman, pay to you as remuneration for your services (in addition to remuneration due to you under your Service Agreement with PolyDoc NV) a salary at the rate of £42,000 per annum (or such higher rate as the Board of Directors of the Company may from time to time decide) payable by equal monthly instalments in arrear. In addition you will be entitled to such bonus as the Board of Directors of the Company may from time to time decide. Also from 1 January 1997 the Company will pay into a pension scheme nominated by you and acceptable to the Company (such acceptance not to be unreasonably withheld) the amount, if any, by which 5% of your aggregate basic salary per annum (being the monthly salary, less holiday allowance, payable under the Service Agreement with PolyDoc NV and your basic salary payable by the Company) exceeds the amount of the pension paid from time to time by PolyDoc NV under the terms of the Service Agreement with PolyDoc NV.

Please could you sign and return the attached copy of this letter to signify your consent

For and on behalf of POLYDOC PLC

On copy:

I hereby confirm my agreement to the above terms.

Signed: /s/ B K Mence
                    B K Mence

Dated: 19 August 1996

EMPLOYMENT AGREEMENT

THE UNDERSIGNED:

(1)

PolyDoc N.V., a company incorporated under the laws of The Netherlands, having its corporate seat in (2132 JB) Hoofddorp, Neptunusstraat 20 and its business office at Hoofddorp, The Netherlands, for these presents lawfully represented by B.K. Mence, hereinafter referred to as "Employer"; and

(2)	B.K. MENCE (the "Employee") residing at Earls Colne, Essex, United Kingdom,
NOW IT IS HEREBY AGREED AS FOLLOWS:
1	Term of Employment
1.1	The Employee is employed by the Employer with effect from the 1st August 1994 for an indefinite period of time.
1.2	This Agreement may be terminated at any time by either party giving 6 months notice in writing expiring on the last day of a calendar month or such longer notice as may be required under Dutch law.
1.3	This Agreement shall in any event expire without prior notice at the end of the month in which the Employee shall reach the age of 65.
2	Functions and Duties
2.1	The Employee is employed as director of PolyDoc N.V.
2.2	The Employee undertakes to work in and from the Employer's offices at Neptunusstraat 20, 2132 JB Hoofddorp or at other sites of business, including the employee's home office.
2.3

The Employee will have the powers and duties by law and as set forth in the Articles of Association of the Employer and he will be subject to the supervision of the Board of Supervisory Directors of the Employer, also with the powers and duties by law and as set forth in the Articles of Association of the Employer. Except for actions taken in the ordinary course of business, consistent with past practice, the Employee shall obtain prior approval of the other directors of the Employer for any of the following actions:

	(a)	To appoint the auditors of the Employer;
	(b)	To acquire, alienate or encumber real estate, capital assets or other assets;
	(c)	To lend monies, to issue guarantees and to grant credits;
	(d)	To contract money loans and credits in excess of a sum to be determined each year, not including the use of any credits already contracted or approved;
	(e)	To make investments the interest or value of which is in excess of a sum to be determined each year;
(f)

To enter into contracts with a life of more than one year, unless the value involved is less than a sum to be determined each year by NLG 50,000, or, if the contracts have been entered into for an indefinite period or for a term of less than one year, if the value involved is in excess of a sum to be determined each year by NLG 50,000;

	(g)	To determine bonuses and profit sharing arrangements, and to grant pension rights;
	(h)	To form reserves, whatever named;
	(i)	To perform any other transactions which have previously been clearly defined by the Articles of Association.
2.4	The Employee covenants that he shall at all times be willing to perform work for a company affiliated with the Employer.
3	Working hours
3.1	Without prejudice to article 4.4 of this Agreement, the Employer and the Employee shall from time to time agree on the time to be spent by the Employee as director of the Employer.
4	Compensation
4.1	The Employee shall receive a gross yearly salary of NLG 78,000 payable in 12 monthly instalments on the last day of each calendar month.
4.2

The Employee will furthermore be entitled to an annual holiday allowance which will equal the average gross monthly salary earned in the prior twelve months and will be payable on the last day of the month of May of each year. If the employment is terminated in the course of a calendar year the holiday allowance will be calculated on a pro rata basis.

4.3

The Employer may, on the basis of the performance of the Employee, the sales results and/or profit before taxes of the Company in the financial year in question, grant the Employee a bonus, payable at the end of the Employer's financial year. Whether such a bonus is granted shall be determined exclusively by the Employer.

4.4

The Employee convenants that he shall work overtime outside normal working hours whenever appropriate performance of his duties so require. With respect to said overtime, no remuneration shall be paid.

4.5

For the performance of work and personal use, the Employer shall lease a car for use by the Employee, which lease terms shall include provision for payment for insurance, maintenance and petrol. The company car shall be of the type consistent for the Employee's position as director of the Employer. In case of illness of longer than three months, as well as in case of suspension of the Employee, the Employer has the right to reclaim the company car with one week prior notice and without any compensation being due. Upon the termination of this Agreement, the Employee shall return the company car to the Employer, together with the keys, papers and other accessoires.

The Employee is familiar and will comply with the special conditions established by the Employer in the "Berijdersovereenkomst".
5	Compensation of expenses
5.1

The Employer shall pay to the Employee or reimburse the Employee for all expenses incurred by the Employee in carrying out his duties upon submission to the Employer of written evidence of such expenses to the reasonable satisfaction of the Employer. Expenses can be declared with the Employer monthly but are subject to prior approval by the Employer before payment.

6	Holidays
6.1

The Employee shall be entitled (in addition to statutory public holidays) to annual holidays of 20 working days in each full year of his employment plus 1 working day for each full year of employment, and shall obtain the approval of the Employer before taking any holidays. Holidays accrue according to the length of service in that year.

6.2	Unless the Employer agrees otherwise, the Employee shall not be allowed to carry forward holidays into the next year.
7	Disability
7.1	The Employee shall give notice to the Employer of illness or disability to perform work before 8:30 a.m. on the first day of absence.
7.2

In the event of incapacity of the Employee and provided that the Employee complies with the instructions and guidelines of the Employer in this respect as well as the regulations of the Sickness Allowance Act ("Ziektewet") and/or the General Disablement Benefits Act ("Algemene Arbeidsongeschiktheidswet") and/or the Disablement Insurance Act ("Wet op de Arbeidsongeschiktheid"), the Employer shall continue to pay the salary plus fringed benefits in accordance with the terms of this Agreement for a maximum period of 12 months subject to deduction of any benefits to which the Employee is entitled under the above mentioned social security acts and/or benefits under any other relevant insurances taken out by the Employee.

7.3	If the Employee is prevented from performing his duties during two or more consecutive periods which succeed each other within 31 days, those periods will be deemed to be one uninterrupted period.
8	Group Accident Insurance
8.1

The Employer shall take out group accident insurance for the benefit of the Employee. In the event that the Employee is completely or partially handicapped the insurance payment shall be paid to the Employee. In the event of death of the Employee the payment shall be paid to the beneficiary of the Employee. The costs of insurance premiums are paid by the Employer.

9	Medical benefits insurance
9.1

The Employee shall be included in the group health insurance taken out by the Employer on the basis of class II B for the Employee and his spouse and class III for his children. A copy of the policy conditions is attached to this Agreement (Annex 1). The costs of insurance premiums are paid by the Employer.

10	Pension
10.1	The Employer will pay £ 3,600 a year as contribution to the premiums due by the Employee by virtue of and as shown in the insurance policy, a copy of which is attached to this Agreement (Annex 2).
11	Additional functions
11.1	The Employee is allowed to accept or carry out time consuming paid or unpaid additional functions and to participate in any outside activities .
12	Secrecy
12.1

The Employee shall neither during the continuance of his employment nor thereafter, disclose to any third party, or utilise for his own benefits any of the business or operational data of the Employer or any affiliated company which have become known to the Employee.

12.2	The term "business and operational data" includes but is not limited to
	-	information marked "confidential";
-

information with respect to the business, methods, processes, techniques, products, developments, mode of operation, software or research of the Employer in particular in connection with the IDP-A project;

	-	information received by Employee in confidence from the Employer or from third parties with respect to the IDP-A project;
	-	and other information which is known to only a limited number of persons and which is not intended to become known outside the company of the Employer.
12.3

All written and other records and all tangibles concerning the Employer or any affiliated companies which are in the possession of the Employee shall be carefully kept and shall be immediately returned to the Employer upon its request and without request upon termination of the employment for any cause whatsoever. The Employee hereby waives any right of retention in respect of records or tangibles mentioned herein.

13	Non-competition
13.1

The Employee shall during the employment and for the period of one year after the termination of the employment from any cause whatsoever, not work for, or assist, or advise a competitor, nor establish or acquire a business, which is or could be in competition with the Employer's business, or assist, advise, or participate in the establishment or acquisition of such business, nor shall the Employee work for or assist or advise any person, firm or company who shall at any time during the continuance of Employee's employment have been directly or indirectly a customer or customers of the Employer or its affilliated companies, which is or could be in competition with the Employer's business.

14	Intellectual property rights
14.1

All intellectual property rights, including but not limited to patent-, design- trademark- and copyrights, in products, works and/or services developed by the Employee during the term of this Agreement and/or with respect to his employment with the Employer shall be the property of the Employer.

14.2

By this Agreement the Employee assigns, in so far as necessary, to the Employer, which assignment is accepted by the Employer, all intellectual property rights in the products, works and/or services developed (partly or completely) during the term of this Agreement and/or with respect to his employment. If this assignment proves to be (partly or completely) invalid, the Employee hereby declares that in that case and without attaching any condition thereto he shall assign said rights to the Employer by means of a separate deed.

14.3	The Employee waives his personality rights which may be derived from the provisions of Section 25 of the Copyright Act with regard to the products, works and/or services referred to in this Article.
14.4

Pursuant to the provisions of this Article, the Employee is, during the term of this Agreement and/or with respect to his employment as well as after his employment, not allowed to exploit or to have exploited and/or to register or to have registered, in any manner (all intellectual property rights in) the products, works and/or services.

14.5	The Employer and the Employee agree that the Employee's salary shall be regarded to include the making-up for the (possible) lack of intellectual property rights.
15	Penalty clause
15.1

In the event of breach of any of the provisions with respect to secrecy (article 12), non-competition (article 13) and intellectual property rights (article 14) the Employee shall forfeit to the benefit of the Employer without a prior notice or tradional intervention being required, any immediate payable penalty of NLG 10,000 for any such breach, and a penalty of NLG 1,000 for each day or part of a day that such breach of contract shall continue, without the Employer being required to prove any damage or loss and without prejudice to the rights of the Employer and of its subsidiaries or affiliated companies to the meant additional damages if there should be grounds for doing so.

15.2	Payment of the penalty or penalties referred to under 15.1 shall not release the Employee from his obligations specified in Articles 12, 13 and 14.
16	Miscellaneous
16.1	This Employment Agreement will be construed under and governed solely by Netherlands law, even where the Employee may be working outside the Netherlands.
16.2

Should the Tax Inspector at any time decide that in respect of any, past or future, period wage tax and/or social security benefits are due in respect to all or part of the benefits described in the articles 4.5, 9 and 10 the necessary amounts shall be withheld retroactively and shall be for the account of the Employee.

16.3	The above reflects the entire understanding between the parties and supersedes all prior agreements. Any changes and additions to the contents of this Agreement shall be in writing.
16.4	This Agreement shall be binding upon the successors and assigns of Employer.

In witness whereof this Agreement was executed in twofold and signed by the parties in Hoofddorp on 19/8, 1996.

/s/ R.V. Maddocks	/s/ E.R.E.I. Wiebenga
PolyDoc N.V. By: R.V. Maddocks	PolyDoc N.V. By: E.R.E.I. Wiebenga

/s/ B.K. Mence
By: B.K. Mence